UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
Amendment No. 2

Advanced Accelerator Applications S.A.
(Name of Issuer)

Ordinary Shares, par value €0.10 per share
(Title of Class of Securities)

00790T100*
(CUSIP Number)

January 22, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*       This CUSIP number is assigned to the Issuer’s American Depositary Shares, each representing two (2) Ordinary Shares.

CUSIP No. 00790T100	13G	Page 2 of 7 Pages

1.		NAMES OF REPORTING PERSONS Andrea Ruben Osvaldo Levi
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION
Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
0
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12.		TYPE OF REPORTING PERSON*
IN

CUSIP No. 00790T100	13G	Page 3 of 7 Pages

1.		NAMES OF REPORTING PERSONS PARABENSA S.R.L.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION
Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
0
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12.		TYPE OF REPORTING PERSON*
CO

CUSIP No. 00790T100	13G	Page 4 of 7 Pages

1.		NAMES OF REPORTING PERSONS DAL 1802 ECSAT S.R.L.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION
Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
0
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12.		TYPE OF REPORTING PERSON*
CO

Item 1(a).	Name of Issuer:

Advanced Accelerator Applications S.A. (“AAA”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

20 rue Diesel, 01630 Saint Genis Pouilly, France

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by Andrea Ruben Osvaldo Levi, PARABENSA S.R.L. and DAL 1802 ECSAT S.R.L.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of Andrea Ruben Osvaldo Levi is: Corso D’Azeglio 21, Torino 10126, Italy.

The principal business address of PARABENSA S.R.L. is: Corso D’Azeglio 21, Torino 10126, Italy.

The principal business address of DAL 1802 ECSAT S.R.L. is: Via Principe Amedeo 11, Torino 10123, Italy.

Item 2(c).	Citizenship:

Mr. Levi is an Italian citizen.

PARABENSA S.R.L. is a limited liability company (Società a Responsabilità Limitada) organized under the laws of Italy.

DAL 1802 ECSAT S.R.L. is a limited liability company (Società a Responsabilità Limitada) organized under the laws of Italy.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value €0.10 per share (the “Ordinary Shares”).

Item 2(e).	CUSIP Number:

00790T100. This CUSIP number is assigned to the Issuer’s American Depositary Shares, each representing two (2) Ordinary Shares.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

On December 7, 2017, Novartis Groupe France S.A., a société anonyme organized under the laws of France (the “Purchaser”) and a direct and indirect wholly-owned subsidiary of Novartis AG, a company organized under the laws of Switzerland, made an offer to purchase all of the outstanding Ordinary Shares, including Ordinary Shares represented by American Depositary Shares, of the Issuer for $41.00 per Ordinary Share and $82.00 per American Depositary Share, in each case, payable net to the seller in cash, without interest (the “Offer”). The reporting persons sold their Ordinary Shares to the Purchaser pursuant to the Offer, which was completed on January 22, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A to the Schedule 13G filed on February 10, 2016.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2018

By:	/s/ Andrea Ruben Osvaldo Levi
	Name:	Andrea Ruben Osvaldo Levi

PARABENSA S.R.L.

By:	/s/ Andrea Ruben Osvaldo Levi
	Name:	Andrea Ruben Osvaldo Levi
	Title:	Director

DAL 1802 ECSAT S.R.L.

By:	/s/ Andrea Ruben Osvaldo Levi
	Name:	Andrea Ruben Osvaldo Levi
	Title:	Director